# SEC Schedule 13G/A (Amendment No. 24) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PetVivo Holdings, Inc., CIK 0001512922
CUSIP: 716817408
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5251 EDINA INDUSTRIAL BLVD, EDINA, Minnesota (MN), 55439
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001291984

## Reporting persons
- CRUDEN STANLEY C: type of reporting person: individual (IN); sole voting power 3,620,163; sole dispositive power 3,620,163; aggregate amount beneficially owned 3,620,163 (9.4% of the class)

## Item 1. Issuer
Name of issuer: PetVivo Holdings, Inc.
Address of issuer's principal executive offices: 5251 EDINA INDUSTRIAL BLVD, EDINA, MINNESOTA, 55439

## Item 2. Person Filing
Name of person filing: Stanley Cruden
Address of principal business office or, if none, residence:
1135 Calgary Rd.
North Port, FL 34288
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3620163
Percent of class: 9.37
Sole power to vote or to direct the vote: 3620163
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3620163
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CRUDEN STANLEY C: Stanley Cruden, self (01/20/2026)